Exhibit 2

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this Agreement), is dated as of December 11, 2017 (the Effective Date), by and among Unimin Corporation, a Delaware corporation (Parent), Bison Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (Merger Sub), and the stockholders of Fairmount Santrol Holdings Inc. (the Company) listed on the signature pages attached hereto (the Stockholders, and, collectively with Parent and Merger Sub, the Parties). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, SCR-Sibelco NV, Parent, Merger Sub, Bison Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (Merger Sub LLC), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the Merger Agreement), providing for, among other things and subject to the terms and conditions of the Merger Agreement: (i) a business combination through the merger of Merger Sub with and into the Company (the Merger), with the Company surviving the Merger as a wholly-owned subsidiary of Parent; and (ii) a further business combination through the second merger of the Company with and into Merger Sub LLC (the Second Merger and, together with the merger, the Mergers) immediately following the consummation of the Merger, with Merger Sub LLC surviving the Second Merger as a wholly-owned subsidiary of Parent.

WHEREAS, as of the Effective Date, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on EXHIBIT 1 attached hereto (each, including any such Additional Securities (as defined below) an Owned Share).

WHEREAS, as a condition and inducement to the willingness of Parent, Merger Sub and Merger Sub LLC to enter into the Merger Agreement and in furtherance of the Mergers, the Stockholders wish to enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
STOCKHOLDERS CONSENT;
AGREEMENT TO VOTE AND IRREVOCABLE PROXY

Section 1.1	Agreement to Vote

Each Stockholder hereby irrevocably and unconditionally agrees that, from the Effective Date until the earlier of (a) the time that the Company Stockholder Approval has been obtained and (b) termination of this Agreement in accordance with Section 4.1 (the Agreement Term), such Stockholder shall (i) take all such actions as may be reasonably required to cause each of such Stockholder’s Owned Shares to be present, in person or by proxy, at the Company Stockholders Meeting and (ii) at any Company Stockholders Meeting vote (or cause to be voted), to the extent entitled to vote thereon, all of such Stockholder’s Owned Shares:

(A)	in favor of (I) adoption of the Merger Agreement and the Transactions, including the Mergers and (II) the approval of any proposal to adjourn such Company Stockholders Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement and the Transactions, including the Mergers; and

(B)	against (I) any Company Alternative Transaction, (II) any action that would reasonably be expected to result in a breach of or failure to perform any representation, warranty, covenant or agreement of the Company under the Merger Agreement or of such Stockholder under this Agreement, (III) any action that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the Mergers or the other Transactions (in contravention of the terms and conditions of the Merger Agreement), (IV) any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Company Subsidiary, and (V) any amendment of the Company’s organizational documents that would reasonably be expected to impair the ability of the Company, Parent, Merger Sub or Merger Sub LLC to complete the Mergers, or that would or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the Mergers.

Section 1.2	Other Voting Rights

For the avoidance of doubt, except as expressly set forth in this Agreement, nothing in this Agreement shall limit the right of any Stockholder to vote in favor of, against, or abstain with respect to any matter presented to the Company’s stockholders not addressed by this Agreement.

Section 1.3	Grant of Irrevocable Proxy

Each Stockholder hereby irrevocably appoints Parent and any designee of Parent, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote at the Company Stockholders Meeting during the Agreement Term, with respect to such Stockholder’s Owned Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 1.1 (the Proxy); provided, however, that such Proxy shall be effective if, and only if, the Stockholder has not delivered to the Secretary of the Company, at least two Business Days prior to the Company Stockholders Meeting, a duly executed proxy card directing that such Stockholder’s Owned Shares be voted in accordance with Section 1.1. The Proxy is given to secure the performance of the duties of each Stockholder under this Agreement, and its existence will not be deemed to relieve any Stockholder of such Stockholder’s obligations under this Agreement. The Proxy shall expire and be deemed revoked automatically at the expiration of the Agreement Term or in the event of termination of this Agreement pursuant to Section 4.1.

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Section 1.4	Nature of Irrevocable Proxy

The Proxy granted by each Stockholder is irrevocable during the Agreement Term or until this Agreement is terminated pursuant to Section 4.1, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Stockholder with regard to such Stockholder’s Owned Shares and each Stockholder acknowledges that the Proxy constitutes an inducement for Parent, Merger Sub and Merger Sub LLC to enter into the Merger Agreement. The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of such Stockholder.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder, on behalf of itself, severally, but not jointly, hereby represents and warrants to Parent and Merger Sub as of the Effective Date:

Section 2.1	Power; Due Authorization; Binding Agreement

Such Stockholder has the requisite power, authority and legal capacity (as applicable) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other Parties, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally.

Section 2.2	Ownership of Shares

Such Stockholder’s Owned Shares are owned beneficially and of record by such Stockholder. Such Stockholder does not beneficially own any capital stock or other securities of the Company other than the Owned Shares and does not beneficially own any rights to purchase or acquire any shares of capital stock of the Company except as set forth opposite such Stockholder’s name on EXHIBIT 1. Other than restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act, as of the Effective Date such Stockholder has (except as otherwise permitted by this Agreement) sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the Owned Shares of such Stockholder and no proxies have been given in respect of any or all of such Owned Shares other than proxies which have been validly revoked prior to the Effective Date.

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Section 2.3	No Conflict

The execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require the consent or approval of, or any filing with, any other person or Governmental Entity, (b) conflict with or violate any organizational document of such Stockholder, (c) conflict with or violate or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on, any of the Owned Shares pursuant to any Contract to which such Stockholder is a party or by which such Stockholder or any of the Owned Shares are bound, or (d) violate any Applicable Laws applicable to such Stockholder or any of its assets (including the Owned Shares), except for any of the foregoing which would not, individually or in the aggregate, prevent, materially delay or impair in any material respect the Stockholder’s ability to perform its obligations under this Agreement.

Section 2.4	Acknowledgment

Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

Section 2.5	Transaction Fee

Such Stockholder has not employed any investment banker, broker or finder in connection with the transactions contemplated by the Merger Agreement who is entitled to any fee or any commission from Parent or the Company or any of their respective Subsidiaries in connection with or upon consummation of the Mergers or any other transaction contemplated by the Merger Agreement.

Section 2.6	Actions and Proceedings

There are no (a) Actions pending or, to the knowledge of such Stockholder, threatened against such Stockholder or any of its assets or (b) outstanding Orders or Contracts settling any actual or threatened Action to which such Stockholder or any of its assets are subject or bound, in each case, which would prevent, materially delay or impair in any material respect such Stockholder’s ability to perform its obligations under this Agreement.

ARTICLE III
COVENANTS OF THE STOCKHOLDERS

Section 3.1	Restriction on Transfer, Proxies and Non-Interference

Each Stockholder hereby agrees, during the Agreement Term, not to, directly or indirectly, (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares or any economic interest therein (any such action, a Transfer), (b) grant any proxies or powers of attorney with respect to the Owned Shares of such Stockholder, deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in Section 1.1 of this Agreement, (c) form, join, encourage, influence, advise or in any way participate in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with any persons with respect to any securities of the Company, or (d) commit or agree to take any of the foregoing actions during the Agreement Term; provided, that, the foregoing notwithstanding, the following Transfers are permitted: (i) Transfers of Owned Shares to any Affiliate of such Stockholder who has agreed in writing (the form and substance of which is reasonably acceptable to Parent) to be bound by the terms of this Agreement; or (ii) Transfers of Owned Shares with Parent’s prior written consent.

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Section 3.2	Additional Securities

From the Effective Date until the earlier of (a) the termination of this Agreement pursuant to Section 4.1 and (b) the Company Stockholders Meeting, in the event any Stockholder becomes the record or beneficial owner (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of (i) any shares of Company Common Stock or any other voting securities of the Company, (ii) any securities which may be converted into or exchanged for such share or other securities, or (iii) any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or other securities (collectively, Additional Securities), such Additional Securities will be subject to the terms of this Agreement and the covenants applicable to the Owned Shares hereunder shall apply to such Additional Securities as though owned by the Stockholder on the Effective Date.

Section 3.3	Merger Agreement Obligations

Each Stockholder agrees that it shall not, and shall cause its Affiliates (other than passive investors in the Stockholder who are not otherwise Affiliates of the Stockholder or involved in advising or managing such Stockholder or any of its Affiliates) and each of its and their respective Representatives not to, directly or indirectly through another person, (a) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, (b) engage or participate in any substantive discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 3.3, (c) grant any waiver or release under (i) any standstill provision in any Contract to which the Company is a party or (ii) any confidentiality provision in any Contract to which the Company is a party other than, with respect to this clause (ii), any waiver or release under a confidentiality provision in any agreement entered into by the Company which is not related to, or in contemplation of, a Company Alternative Transaction (except, in the case of this clause (c), if the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under Applicable Law), or (d) resolve, publicly propose or agree to do any of the foregoing; provided that the foregoing shall not restrict such Stockholder, or any of such Stockholder’s directors, officers, employees, partners, managers, members or Affiliates, from taking any such actions on behalf of or as a representative of the Company that would not constitute a breach of the Merger Agreement.

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Section 3.4	No Limitations on Actions

Parent expressly acknowledges that each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the beneficial owner of Owned Shares and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of such Stockholder, or any of such Stockholder’s Affiliates, in such Stockholder’s, or any of such Stockholder’s Affiliates’, capacity, if applicable, as a director of the Company. Parent shall not assert any claim that any action taken by such Stockholder, or any of such Stockholder’s Affiliates, in such Stockholder’s, or any of such Stockholder’s Affiliates’, capacity, if applicable, as a director of the Company violates any provision of this Agreement.

Section 3.5	Further Assurances

From time to time, at the reasonable request of Parent and without further consideration, each Stockholder shall, at Parent’s cost and expense, use reasonable best efforts to execute and deliver such additional documents and take all such further action as may be reasonably necessary to comply with such Stockholder’s obligations under this Agreement.

Section 3.6	General Covenants

Each Stockholder agrees that such Stockholder shall not:

(a)	enter into any Contract with any person or take any other action that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Stockholder’s representations, warranties, covenants and obligations under this Agreement; or

(b)	take any action that would restrict or otherwise affect such Stockholder’s legal power, authority and right to comply with and perform such Stockholder’s covenants and obligations under this Agreement.

ARTICLE IV
MISCELLANEOUS

Section 4.1	Termination of this Agreement

This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any Party upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the Board of Directors of the Company making a Company Recommendation Change. In addition to the foregoing, this Agreement may be terminated, (d) with respect to an individual Stockholder, (i) at any time by written consent of Parent and such Stockholder and (ii) by the Stockholder following any amendment, change or modification to the Merger Agreement affecting the Merger Consideration in a manner detrimental to the Stockholder or Article VII of the Merger Agreement or that would other otherwise have a material adverse effect on the Stockholder, or (e) with respect to all Stockholders, at any time by written consent of the Parties.

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Section 4.2	Effect of Termination

In the event of termination of this Agreement pursuant to Section 4.1, this Agreement shall become void and of no effect with no liability on the part of any Party; provided, however, no such termination shall relieve any Party from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this ARTICLE IV, shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination.

Section 4.3	Entire Agreement; Assignment.

This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the Parties in connection herewith constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Other than as set forth in Section 4.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and assigns.

Section 4.4	Amendments and Waivers

This Agreement may only be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by Parent, Merger Sub or Merger Sub LLC in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 4.5	Notices

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, or, if confirmed, faxed or emailed, or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

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If to the Stockholders:

ASP FML Holdings, LLC

c/o American Securities
299 Park Avenue, 34th Floor

New York, NY 10171
Attn: Eric L. Schondorf
Email: eschondorf@american-securities.com

with a copy to:

Charles D. Fowler

c/o Fairmount Santrol Holdings Inc.

8334 Mayfield Road

Chesterland, OH 44026

Attn: Dave Crandall, General Counsel
Email: dave.crandall@fairmountsantrol.com and

If to Parent or Merger Sub:

Unimin Corporation
258 Elm Street

New Canaan, CT 06840
Attn: General Counsel

Facsimile: +1 (203) 966-1977

with a copy to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attn: Peter D. Lyons, Esq.

Email: peter.lyons@freshfields.com

Attn: Omar Pringle, Esq.
Email: omar.pringle@freshfields.com

Facsimile: (212) 277 4001

Section 4.6	Governing Law; Jurisdiction; Waiver of Jury Trial

(a)	This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent or Merger Sub in the negotiation, administration, performance and enforcement thereof shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

(b)	In any Action between the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the Parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or any federal court sitting in the State of Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or any federal court sitting in the State of Delaware and appellate courts thereof. Each Party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 4.6 in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 4.5. However, the foregoing shall not limit the right of a Party to effect service of process on the other party by any other legally available method.

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(c)	EACH STOCKHOLDER AND EACH OF PARENT AND MERGER SUB WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 4.7	Specific Performance

The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to Section 4.6 above, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 4.8	Counterparts; Effectiveness

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by electronic transmission) to the other Parties.

Section 4.9	Headings

The headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.10	Severability

If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in a mutually acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

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Section 4.11	Interpretation

When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to dollars and $ will be deemed references to the lawful money of the United States of America.

Section 4.12	Publication

Each Stockholder hereby permits Parent, the Company and Merger Sub to publish and disclose in any documents or schedules filed with the SEC and any other disclosures or filings required by Applicable Law such Stockholder’s identity and ownership of the Owned Shares and the nature of such Stockholder’s commitments pursuant to this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the Effective Date.

PARENT

UNIMIN CORPORATION

By:	/s/ Campbell Jones
Name:	Campbell Jones
Title:	President & CEO

MERGER SUB

BISON MERGER SUB, INC.

By:	/s/ Kurt Decat
Name:	Kurt Decat
Title:	President

[Signature Page to Voting and Support Agreement]

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STOCKHOLDERS

ASP FML HOLDINGS, LLC

By:	/s/ Michael Sand
Name:	Michael Sand
Title:	Vice President

CHARLES D. FOWLER

By:	/s/ Charles D. Fowler

[Signature Page to Voting and Support Agreement]

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EXHIBIT 1

COMPANY STOCK OWNERSHIP

Stockholder	Number of Shares

ASP FML Holdings, LLC	48,156,628

Charles D. Fowler	10,258,824.666

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